UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 17, 2021

StartEngine Collectibles Fund I LLC
(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3900 W ALAMEDA AVE., SUITE 1200 BURBANK, CALIFORNIA 91505
(Full mailing address of principal executive offices)

(949) 415-8730
(Issuer’s telephone number, including area code)

Series Wine #2005LPIN, Series Wine #2015HBRI, Series Wine #2000EGLC, Series Wine #2016CHAM, Series Wine #2016BONMA, Series Wine #2016MUSIG, Series Wine #2009PETRUS, Series Wine #2010PETRUS, Series Art #WARHOLMARILYN, Series Art #LICHTENSTEINSWEET, Series Sports #JORDANROOKIE, Series Sports #JAMESREFRACTOR
(Title of each class of securities issued pursuant to Regulation A)

Item 9

Other Events

Changes to the Service Fee

On December 17, 2021, StartEngine Assets LLC (the “Administrative Manager”), the administrative manager of the Company and of Series Wine #2005LPIN, Series Wine #2015HBRI, Series Wine #2000EGLC, Series Wine #2016CHAM, Series Wine #2016BONMA, Series Wine #2016MUSIG, Series Wine #2009PETRUS, Series Wine #2010PETRUS, Series Art #WARHOLMARILYN, Series Art #LICHTENSTEINSWEET, Series Sports #JORDANROOKIE, Series Sports #JAMESREFRACTOR (Collectively, the “Amended Series”), each a series of StartEngine Collectibles Fund I LLC, a Delaware series limited liability company (the “Company”), determined it was in the best interests of the Company to modify the Series Designations for each of the Series and to reduce the Service Fee payable to the Managers from 50% to 20%. A form a Series Designation for the Amended Series is attached hereto as Exhibit 2.4.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021	STARTENGINE COLLECTIBLES FUND I LLC By: StartEngine Assets LLC, its managing member

	By:	/s/ Leon Benrimon
Leon Benrimon
Manager

Exhibit Index

Exhibit No.	Description

2.4	Amended Form of Series Designation